EXHIBIT 99.2

Management’s Discussion and Analysis of Financial Condition and Operating Results

Overview

WF International Limited (“WF”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts substantially all of its operations through its PRC subsidiaries, primarily Chengdu Shanyou HVAC Engineering Co., Ltd. (“Shanyou HVAC”), which started its business in Chengdu, China in 2009.

We are principally engaged in the provision of supply, installation, fitting-out and/or maintenance services for HVAC systems, floor heating systems and water purification systems. We primarily serve commercial clients. We work with property development companies that offer high-end fully furnished homes, and companies beyond real estate sector, such as manufactories in new energy industry, providing them with comprehensive HVAC related electromechanical solutions. In the second half of fiscal year of 2025, as an authorized service provider for brands including Toshiba and Carrier, we commenced offering HVAC systems services to individual customers, encompassing, providing their repair, replacement and cleaning services. By offering such comprehensive solutions for HVAC systems, floor heating systems and water purification systems, we have positioned ourselves as an integrated supplier of electromechanical products and installation services.

We, through our subsidiaries, primarily engage in three business lines: HVAC system installation and servicing projects, air conditioner sales, and other customized services. We generate revenues primarily from supply, installation, fitting-out and maintenance services for HVAC systems for commercial residential buildings and factory construction ventures.

We were negatively impacted by an overall weakening of the real estate industry as a result of strict financial regulations issued for real estate developers since the second half of 2020 and declined sales of new residential properties in China since the second quarter of 2023. In response, Chinese authorities introduced a series of easing measures in 2024, including lifting purchase restrictions in select cities such as Chengdu, Hangzhou, and Xi’an and lowering the minimum down payment for first-time buyers to 15%, aimed at reducing housing inventory and restoring market confidence. Since the fourth quarter of 2024, new home sales in major cities have shown sustained recovery with resale transactions of residential properties rising rapidly. As a result, we experienced a temporary recovery in revenue growth in our ongoing projects in the real estate sector for the first half of fiscal year 2025, as some of our real estate developer clients accelerated construction schedules to close ongoing projects to capitalize on improving market conditions. However, our performance inevitably was impacted by decelerating new property development investments in China. In addition, continued global market turbulence and declining consumer spending, including home purchases, as well as slowdown in China’s economic growth since 2025, have intensified competition for new construction projects. As a result, our revenue and profitability of construction projects have been adversely affected by weaker demand for new residential construction and increased competition leading to lower contract prices. As a result, our revenue decreased by approximately $6.4 million, or 73.4%, from approximately $8.7 million for the six months ended March 31, 2025 to approximately $2.3 million for the six months ended March 31, 2026.

While the PRC government has adopted and may adjust its measures or adopt new measures in the future seeking to support the healthy development of the real estate market in China, the government policies significantly impacted the residential real estate market in recent years. Currently, our company primarily serves local real estate developers in the Sichuan-Chongqing region of China. Most of these developer customers have focused on in-depth and long-term developments within a single city as compared to aggressive expansions undertaken by the large real estate developers in China, which have struggled with their financial conditions and some of which have filed for bankruptcy, including the one filed by Evergrande Group, one of China’s largest property developers. Slumping demand for new real estate projects has negatively impacted our smaller real estate customers. Declining cash proceeds from home sales have weakened these developers’ financial standing and overall cash liquidity, resulting in project cancellations, delayed bill settlements and payment defaults. Corresponding to such heightened credit risks, we recognized credit losses of approximately $0.6 million for the six months ended March 31, 2026.

In light of the recent developments in the Chinese real estate market and financial conditions of some of our clients, we have taken more rigorous measures to ensure our developer clients have sound and stable financial conditions to avoid any delay or default on payments to us, including incorporating advance payment terms into contracts with our customers, maintaining close communication with our customers, and taking necessary actions to recover outstanding payments.

Despite of the persistent macroeconomic headwinds, China’s residential real estate market is undergoing a transition from basic housing demand dominance to upgrade-driven consumption with affluent investors prioritizing capital preservation and functional enhancement on trophy assets. This accelerates luxury property development investment, benefiting premier HVAC service providers for brands like Toshiba and Carrier, and we are a key supplier in this segment. In order to navigate the market with coexisting challenges and opportunities, we have taken measures to support our sustainable and steady growth, including: (i) stricter client vetting in real estate to prevent default risk; (ii) active collaboration with clients outside of the real estate industry; (iii) on-going exploration into the consumer market, taking advantage of the huge consumer population base and the sales opportunity brought by the renovation of old urban residential areas to improve the quality of living environment, as well as the recovery of the real estate sector, especially luxury property development investment; and (iv) strategically diversifying our investment portfolio to capitalize on growth opportunities, driving future performance and sustainable profit generation.

Our Backlog

We used backlog to measure revenues that we expect to recognize from work that has yet to be performed on uncompleted contracts and from work that has been contracted but has not started. We believe backlog improves our ability to forecast future results and identify operating trends that may not otherwise be apparent. While all of our backlog is supported by contracts from customers, backlog is not a guarantee of future revenues, as contractual commitments may change and our performance may vary. Not all of our work is performed under contracts included in backlog; such as other customized services on an as-needed basis. The following table provides a summary of changes in our backlog for the six months ended March 31, 2026 and 2025:

	For the Six Months Ended March 31, 2026
	Real estate sector	Sectors beyond real estate	Total

Backlog as of September 30, 2025	$5,948,271	2,658,231	8,606,502
Project awards	3,118,479	377,556	3,496,035
Project adjustments(1)	(1,059,324)	—	(1,059,324)
Revenue recognized for the period	(2,059,133)	(270,327)	(2,329,460)
Exchange rate effect	190,573	86,846	277,419
Backlog as of March 31, 2026	$6,138,866	2,852,306	8,991,172

	For the Six Months Ended March 31, 2025
	Real estate sector	Sectors beyond real estate	Total

Backlog as of September 30, 2024	$14,957,003	$3,342,165	$18,299,168
Project awards	3,183,466	223,128	3,406,594
Project termination	—	(152,668)	(152,668)
Revenue recognized for the period	(8,104,509)	(644,436)	(8,748,945)
Exchange rate effect	(481,228)	(108,547)	(589,775)
Backlog as of March 31, 2025	$9,554,732	2,659,642	12,214,374

(1)	The adjustments in backlog were mainly attributable to reduced service workload under ongoing installation contracts with certain customers, stemming from revised delivery specifications for the relevant properties implemented by such customers.

It is standard industry practice to grant our clients termination rights in the contracts. These rights typically allow clients to terminate the contracts if we are unable to fulfill our contractual obligations or breach material terms of the contracts, including but not limited to, significant delays in delivery of products or services, failure to meet technical and/or quality requirements, or unauthorized subcontracting. As of March 31, 2026, the value of our backlog subject to termination rights was approximately $7.7 million.

Key Factors Affecting Our Operating Results

Substantially all of our operations and our assets are located in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic growth, market competition, and political and regulatory environments.

In addition, our results of operations and financial condition are also affected by factors driving the HVAC market in China, such as the number and scale of new construction activities. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by the following specific factors.

The PRC real estate industry

Our business and results of operations are affected by our ability to adapt to the fluctuation in the PRC real estate industry. The general factors affecting the real estate industry include:

●	China’s overall economic growth and level of per capita disposable income;

●	regulations and policies affecting the real estate industry and housing finance industry;

●	urbanization trend; and

●	changes in the supply and demand in different areas of the housing market.

Demand for private residential real estate in China expanded steadily for decades supported by the increase in permanent urban residents prior to 2024. However, homebuying sentiment in China has historically been cyclical and sensitive to macroeconomic conditions, credit availability, and policy changes, resulting in periodic volatility and fluctuations in transaction volume and prices. In recent years, the real estate industry has been in decline, and sales in most cities have not yet rebounded, notwithstanding substantial policy measures aimed at halting the downturn and restoring stability.

Any severe or prolonged slowdown in China’s real estate sector may materially and adversely affect our customers investment in real estate development and scale of construction activities for new residential property development. To the extent fluctuations in China’s real estate sector adversely affect investment on real estate development, our financial condition and results of operations may be materially and adversely affected.

Construction activities in PRC

Our current focus lies in providing, installing, and servicing HVAC systems for property development projects in the PRC. The size of our projects varies depending on the corresponding scale of our customers’ property development ventures. For the six months ended March 31, 2026 and 2025, our revenue generated from real estate property development projects was approximately $2.1 million and $8.1 million, respectively, representing approximately 88.4% and 92.6% of our total revenue. It is important to note that changes in construction activities, especially in relation to real estate property development in the PRC, can significantly impact the demand for our services and products, thereby affecting our business and financial performance. In addition, as we actively collaborate with clients outside of the real estate industry, the demand for our services is driven by the development of commercial, industrial and infrastructure projects. The timing, size and nature of these projects will, on the other hand, be determined by a number of factors such as the Chinese government’s spending budget on construction projects and the general conditions and prospects of the local economy.

Equipment costs and subcontracting fees

Equipment costs are costs of procurement of equipment that is used by us for our HAVC system installation and servicing projects, and air conditioner sales. Depending on project scale, specific technical requirements, required completion timeframe and our manpower availability, we may engage subcontractors to assist us in completing on-site work. Therefore, our subcontracting fees consist of payments made to those subcontractors and may vary depending on the project size, level of involvement and the complexity of work. Our subcontracting fees constitute a significant portion of our total cost of sales, at 32.8% and 14.1% for the six months ended March 31, 2026 and 2025, respectively. Fluctuation in equipment costs and subcontracting fees may affect our gross margins. After securing projects, subcontracting fees and equipment costs may fluctuate from initial estimations during the tendering stage. If subcontracting fees or costs for equipment increase unexpectedly to the extent that our Company incurs substantial extra costs without sufficient compensation or an increase in project revenue, our financial performance and profitability will be adversely affected.

Awarding of projects

The acquisition of profitable projects remains a crucial factor in sustaining our growth. Our HVAC system installation and servicing projects are typically executed on a project-by-project basis. As we primarily obtain projects through competitive tendering, if we fail to secure new projects with a satisfactory price, it could have an adverse impact on our revenue and overall financial performance.

Results of Operations

The following table sets forth a summary of our results of operations for the periods presented, both in absolute amount and as a percentage of our total revenues. The results of operations in any period are not necessarily indicative of our future trends.

For the Six Months Ended March 31, 2026 and 2025

	For the Six Months Ended March 31,
				Percentage
	2026	2025	Change	Change
Revenues	$2,329,460	$8,748,945	$(6,419,485)	(73.4)%
Cost of revenues	(2,017,374)	(8,260,142)	6,242,768	(75.6)%
Gross profit	312,086	488,803	(176,717)	(36.2)%
Selling expenses	—	(12,487)	12,487	(100.0)%
General and administrative expenses	(2,736,409)	(812,848)	(1,923,561)	236.6%
Loss from operations	(2,424,323)	(336,532)	(2,087,791)	620.4%
Other expenses, net	(58,566)	(66,352)	7,786	(11.7)%
Income taxes benefit (provision)	—	34,069	(34,069)	(100.0)%
Net loss	$(2,482,889)	$(368,815)	$(2,114,074)	573.2%

 Revenues

Our revenues are derived from projects, products and services. Total revenues decreased by approximately $6.4 million, or 73.4%, to approximately $2.3 million for the six months ended March 31, 2026, compared to approximately $8.7 million for the six months ended March 31, 2025.

Our revenues from different categories are summarized as follows:

	For the Six Months Ended March 31,
	2026	2025	Change	Change (%)
Revenues
Revenue - projects	$1,333,893	$8,148,629	$(6,814,736)	(83.6)%
Revenue - products	807,945	471,144	336,801	71.5%
Revenue - services	187,622	129,172	58,450	45.2%
Total revenues	$2,329,460	$8,748,945	$(6,419,485)	(73.4)%

Revenue from projects

Revenue from HVAC provision, installation and servicing projects in the six months ended March 31, 2026 decreased by approximately $6.8 million, compared to the six months ended March 31, 2025. As previously disclosed, a substantial portion of our revenues in the first half of fiscal year 2025 resulted from the accelerated construction schedules adopted by our real estate developer customers to finalize outstanding projects. The bulk of construction activities associated with our major real estate projects had been largely finished during fiscal year 2025, resulted in a reduction in number of ongoing large scale real estate projects, contributing to the revenue decline for the first half of fiscal year 2026. In addition, during the six months ended March 31, 2026, we had both smaller project sizes and fewer newly launched construction engagements, which collectively contributed to the decline in revenue from projects.

Revenue from sales of products

Revenue from HVAC systems sales during the six months ended March 31, 2026 increased by approximately $0.3 million, or 71.5%, compared to the six months ended March 31, 2025. The increase is attributable to the commencement of a new HVAC supply agreement for a project in real estate sector.

Revenue from services

Revenue from installation, maintenance and repair services during the six months ended March 31, 2026 increased by approximately $58,000, or 45.2%, compared to the six months ended March 31, 2025. The increase was mainly due to increased number of service contracts we performed from our long-standing customers during the six months ended March 31, 2026.

Cost of Revenues

Total cost of revenues decreased by approximately $6.2 million, or 75.6%, to approximately $2.0 million for the six months ended March 31, 2026, compared to approximately $8.3 million for the six months ended March 31, 2025. The decrease in cost of revenues is mainly due to the decrease in revenues.

Our cost of revenues for different revenues categories are summarized as follows:

	For the Six Months Ended March 31,
	2026	2025	Change	Change (%)
Cost of Revenues
Cost of revenue - projects	$1,199,323	$7,743,337	$(6,544,014)	(84.5)%
Cost of revenue - products	652,795	400,783	252,012	62.9%
Cost of revenue - services	165,256	116,022	49,234	42.4%
Total cost of revenues	$2,017,374	$8,260,142	$(6,242,768)	(75.6)%

Our cost of revenues for projects decreased by approximately $6.5 million, or 84.5%, from approximately $7.7 million for the six months ended March 31, 2025 to approximately $1.2 million for the six months ended March 31, 2026. The decrease in project costs was aligned with the decrease in our project sales.

Our cost of revenues for products increased by approximately $0.3 million, or 62.9%, to approximately $0.7 million for the six months ended March 31, 2026, from approximately $0.4 million for the six months ended March 31, 2025. The increase in cost of revenues for products was generally aligned with the increase in our product sales.

Our cost of revenues for services increased by approximately $49,000, or 42.4%, to approximately $165,000 for the six months ended March 31, 2026, from approximately $116,000 for the six months ended March 31, 2025. The increase in the cost of revenues for services was generally aligned with the increase in our service revenues.

Gross Profit

Our gross profit decreased by approximately $0.2 million, or 36.2%, from approximately $0.5 million for the six months ended March 31, 2025 to approximately $0.3 million for the six months ended March 31, 2026. For the six months ended March 31, 2026 and 2025, our overall gross margin was 13.4% and 5.6%, respectively.

Our gross profit and gross profit margin for different revenue categories are summarized as follows:

	For the Fiscal Years Ended March 31,
	2026	2025	Change/%
Projects
Gross profit	$134,570	$405,292	(270,722)
Gross profit margin	10.1%	5.0%	5.1%

Products
Gross profit	$155,150	$70,361	84,789
Gross profit margin	19.2%	14.9%	4.3%

Services
Gross profit	$22,366	$13,150	9,216
Gross profit margin	11.9%	10.2%	1.7%

Total
Gross profit	$312,086	$488,803	(176,717)
Gross profit margin	13.4%	5.6%	7.8%

The gross profit for projects decreased by approximately $0.3 million during the six months ended March 31, 2026 compared with that during the six months ended March 31, 2025, as a result of the decrease in revenues. The gross profit margin for projects increased from 5.0% for the six months ended March 31, 2025 to 10.1% for the six months ended March 31, 2026. The increase in gross profit margin was attributable to the following factors:

(i)	costs incurred for terminated projects and change orders cannot be recovered in the six months ended March 31, 2025, resulting in losses on certain projects during that period. However, no such loss incurred during the six months ended March 31, 2026;

(ii)	in the prior fiscal year ended March 31, 2025, intensified competition in bidding activities has driven down contract prices and squeezed project gross margins, with such market conditions persisting to date, thereby keeping project gross margins at a relatively low level on a continuous basis, compared to previous years.

The gross profit for sales of products increased by approximately $0.1 million for the six months ended March 31, 2026 compared with the six months ended March 31, 2025. The gross profit margin for sales of products increased from 14.9% for the six months ended March 31, 2025 to 19.2% for the six months ended March 31, 2026, primarily due to the commencement of a new real estate engagement with a long-standing customer, which carried a gross margin of 19.5%. By contrast, the relatively lower gross margin recorded in the period ending March 31, 2025 was attributable to business generated from a newly onboarded customer secured during fiscal 2024.

The gross profit margin for services remained consistent for both periods ended March 31, 2026 and 2025.

General and Administrative Expenses

General and administrative expenses increased by approximately $1.9 million, or 236.6%, for the six months ended March 31, 2026 compared to the six months ended March 31, 2025. The increase was mainly due to (i) increase in the professional service fees amounting to approximately $0.8 million for insurance premiums, compliance and accounting advisory fees, legal charges and consultation fees incurred for investment portfolio diversification and new business growth opportunity evaluation; (ii) increased headcount subsequent to the Company’s IPO leading to an increase in employee costs of approximately $0.4 million; (iii) an increase in bad debt expenses of approximately $0.5 million from anticipated payment defaults by customers experiencing sustained financial distress; and (iv) approximately $0.2 million incremental costs across office rent, general office overhead and business travel expenses, attributable to the expansion of our workforce.

Income Taxes Benefit (Provision)

We incurred income tax benefit for the six months ended March 31, 2025, as a result of the increase in deductible temporary differences, and we had no taxable income for the corresponding period.

Net Loss

As a result of the combination of factors discussed above, we have incurred net loss of approximately $2.5 million for the six months ended March 31, 2026 as compared to net loss of approximately $0.4 million for the six months ended March 31, 2025.

Liquidity and Capital Resources

Cash Flows

For the Six Months Ended March 31, 2026 and 2025

The following table summarizes our cash flows for the periods indicated:

	For the Six Months Ended March 31,
	2026	2025

Net cash used in by operating activities	$(348,120)	$(70,582)
Net cash used in investing activities	(714,328)	(509,860)
Net cash provided by financing activities	2,661,463	1,439,719
Effect of changes of exchange rates on cash and restricted cash	124,168	(41,184)
Net increase in cash and restricted cash	$1,723,183	$818,093

Operating Activities

Net cash used in operating activities was approximately $0.3 million for the six months ended March 31, 2026, primarily attributable to net loss of approximately $2.5 million, a decrease in accounts payable of approximately $0.9 million, a decrease in taxes payables of approximately $0.3 million. The net cash used in operating activities was partially offset by a non-cash adjustment of provision of credit allowance of approximately $0.6 million, non-cash operating lease expenses of approximately $0.1 million and stock compensation expenses of approximately $0.4 million, a decrease in accounts receivable of approximately $1.6 million, a decrease in inventories of approximately $0.2 million, an increase in other payables and accrued liabilities of approximately $0.1 million, an increase in contract liabilities of approximately $0.1 million, and a decrease in contract assets of approximately $0.2 million.

Net cash used in operating activities was approximately $71,000 for the six months ended March 31, 2025, primarily attributable to net loss of approximately $0.4 million, an increase in contract assets of approximately $1.6 million from increased unbilled revenue as a result of accelerated construction schedules, an increase in inventory of approximately $0.4 million, a decrease in contract liability of approximately $0.4 million and a decrease in taxes payables of approximately $0.1 million. The net cash used in operating activities was partially offset by a non-cash adjustment of provision of credit allowance of approximately $0.1 million, a decrease in contract fulfilment cost of approximately $2.4 million, an increase in other payables and accrued liabilities of approximately $0.2 million, an increase in accounts payable of approximately $45,000, and a decrease in advance to suppliers and other receivables in total of approximately $82,000.

Investing Activities

Net cash used in investing activities was approximately $0.7 million for the six months ended March 31, 2026, attributable to payment for loans to a third party of approximately $0.2 million and prepayment for purchase of an equity investment of approximately $0.9 million in order to explore new business development opportunities. The net cash used in investing activities was offset by repayment received from a third party loan of approximately $0.4 million.

Net cash used in investing activities was approximately $0.5 million for the six months ended March 31, 2025, attributable to prepayment for fixed assets of $0.5 million.

Financing Activities

Net cash provided by financing activities was approximately $2.7 million for the six months ended March 31, 2026, primarily attributable to proceeds from bank loans of approximately $3.0 million and net proceeds from registered direct offering in November 2025 of approximately $2.9 million. Net cash provided by financing activities was partially offset by repayments of loans from banks and shareholder loans of approximately $3.2 million.

Net cash provided by financing activities was approximately $1.4 million for the six months ended March 31, 2025, primarily attributable to proceeds from bank loans of approximately $2.1 million and proceeds from shareholder loans of approximately $0.4 million. Net cash provided by financing activities was partially offset by repayments of loans from banks and third parties of approximately $1.0 million.

Bank Guarantees

In the normal course of business, the Company provides bank guarantees to its customers, primarily in connection with its sales of products contracts, to secure the performance of its contractual obligations. These guarantees are typically issued by financial institutions on behalf of the Company in favor of the customers. The bank guarantees are generally on-demand guarantees, which permit the beneficiaries to demand payment upon presentation of a complying claim.

As of March 31, 2026, the Company had outstanding bank guarantees with an aggregate face value of $437,652, with expiration dates ranging from May 2026 to January 2028. While the issuance of these guarantees does not result in a direct cash outflow, certain of the bank guarantees are supported by restricted cash with the issuing banks. As of March 31, 2026, restricted cash related to these guarantees amounted to $134,822 and is included in the restricted cash on the consolidated balance sheets.

The Company does not expect that any material payments will be required under these guarantees, and no liabilities have been recognized in the accompanying consolidated financial statements related to these guarantees as of March 31, 2026.

The maximum potential amount of future payments under these guarantees is equal to the face value of the guarantees outstanding.

Primary Sources of Liquidity

Our primary sources of liquidity consist of cash flows from operations, borrowings from banks and third parties, proceeds from public offerings. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on the efficiency of our operations, the volume and dollar value of our revenue contracts, the progress or execution of customer contracts, and the timing of accounts receivable collections.

As of March 31, 2026 and September 30, 2025, our working capital was approximately $2.3 million and $1.0 million, and cash and restricted cash amounted to approximately $5.1 million and $3.4 million, respectively. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations.

We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional financial resources in the future if we experience changes in business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to obtain additional debt facilities and equity financing. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, which cover a wide range of matters, including tax matters. In accordance with FASB ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. For the six months ended March 31, 2026 and 2025, we did not record any accruals for loss contingencies. In addition, we provide bank guarantees to our customers, primarily in connection with our sales of products contracts, to secure the performance of our contractual obligations, which were more fully described under “– Bank Guarantees”.

The following table summarizes our contractual obligations as of March 31, 2026:

	Payments Due by Period
Contractual obligations	Total	Less than 1 Year	1 – 3 years	3 – 5 Years	More than 5 Years
Short-term loans – banks	$2,458,684	$2,458,684	$—	$—	$—
Long-term loans – banks	668,241	228,845	439,396	—	—
Long-term loans – a third party	62,130	62,130	—	—	—
Operating lease obligations	366,467	246,631	119,836	—	—
Total	$3,555,522	$2,996,290	$559,232	$—	$—

The following table summarizes our contractual obligations as of September 30, 2025:

	Payments Due by Period
Contractual obligations	Total	Less than 1 Year	1 – 3 years	3 – 5 Years	More than 5 Years
Short-term loans – banks	$2,254,530	$2,254,530	$—	$—	$—
Long-term loans – banks	762,547	722,413	40,134	—	—
Long-term loans – a third party	100,335	80,268	20,067	—	—
Operating lease obligations	377,004	202,830	174,174	—	—
Total	$3,494,416	$3,260,041	$234,375	$—	$—

Off-Balance Sheet Arrangements

Apart from bank guarantees, as of March 31, 2026, we had no other off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits. For more details of bank guarantees, see “— Bank Guarantees”

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities on the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. As a result, management is required to routinely make judgements and estimates about the effects about the effects of matters that are inherently uncertain. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Critical accounting policy is both material to the presentation of financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on financial condition or results of operations. Accounting estimates and assumptions may become critical when they are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

Critical accounting estimates are estimates that require us to make assumptions about matters that were highly uncertain at the time the accounting estimate were made and if different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on management’s judgement.

System installation project contracts revenue recognition

The Company recognizes revenue for performance obligations satisfied over time only when it is able to reasonably measure its progress toward complete satisfaction of those obligations. This requires management to exercise significant judgement in assessing the nature of the performance obligations and determining an appropriate method of measuring progress, whether based on inputs or outputs.

The Company recognizes revenue from system installation project contracts over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contacts with Customers. The Company selects to use an output method to measure the continuous system installation progress. The selection of the method to measure progress towards completion requires judgement and is based on the nature of the services to be provided. The Company expects the reference to progress confirmation report issued by customers depicts the Company’s performance in transferring control of services promised to customers for individual projects, the Company satisfies the performance obligation over time, and therefore, the output method using system installation works delivered best represents the measure of progress against the performance obligations incorporated within the contractual agreements.

Allowance for credit losses

The Company has exposure to credit losses for financial assets including accounts receivable, contract assets, other receivables and loans and interests receivable from third parties. This requires management to consider various factors, including nature, historical collection experience, the age of the financial assets, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method and individual specific valuation method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the loss rate. For accounts receivable aged less than one year and non-overdue contract assets, the Company uses the loss rate method, which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. For accounts receivable aged over one year, accounts receivable and contract assets with evidence of credit deterioration, and overdue retainage receivable, other receivables and loans and interests receivable from third parties, the Company uses the individual specific valuation method to estimate the credit loss.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage for cash deposits of each bank is RMB500,000. As of March 31, 2026, cash and restricted cash balance of RMB33,138,585 ($4,804,086) was deposited with financial institutions located in China, of which RMB31,930,936 ($4,629,014) was subject to credit risk. While we believe that these financial institutions are of high credit quality, we also continually monitor their credit worthiness.

We also have the bank accounts at financial institutions in Hong Kong, where there is HKD500,000 standard deposit insurance coverage limit per depositor, pursuant to Hong Kong Deposit Protection Scheme. As of March 31, 2026 and September 30, 2025, no bank balance exceeded the insured limit. We also have the bank accounts at financial institutions in the United States, where there is $250,000 standard deposit insurance coverage limit per depositor, per FDIC-insured bank and per ownership category. As of March 31, 2026 and September 30, 2025, no bank balance exceeded the insured limit. To limit the exposure to credit risk relating to deposits, we primarily places cash deposits with large financial institutions in the United States.

We are also exposed to risk from its accounts receivable, contract assets, loans and interests receivable from third parties and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment and supportable future information.

Interest Rate Risk

We are exposed to interest rate risk while we have short-term and long-term bank and third-party loans outstanding. Although interest rates for our loans are about fixed for the terms of the loans, and interest rates are subject to change upon renewal.

Foreign Exchange Risk

Our operating entity’s functional currency is RMB and our reporting currency is U.S. dollar. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our revenues, earnings, and assets in RMB as expressed in our financial statements in U.S. dollar will decline.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding or commercial factoring companies in exchange for cash flow from accounts receivable for certain project or obtain financial support from our related parties and shareholders to resolve the liquidity shortage.

Holding Company Structure

WF is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.